Filed by Encore Medical Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Encore Medical Corporation

Commission File No. 0-26538

The following letter was sent to the stockholders of BioHorizons Implant Systems, Inc. by its President and the Chairperson of its Board of Directors on May 20, 2004.

[BioHorizons Letterhead]

May 20, 2004

Dear Shareholders:

Enclosed is a press release distributed on Tuesday by Encore Medical Corporation, a publicly traded orthopedic device company, announcing its proposed acquisition of BioHorizons Implant Systems, Inc. A proposed merger agreement was approved by the Boards of Directors of BioHorizons and Encore.

Under the terms of the agreement, Encore will acquire all of the outstanding common stock of BioHorizons for $5.2 million in cash and approximately 2.6 million shares of Encore common stock, representing a total current acquisition value of approximately $26 million. As a result, the current shareholders of BioHorizons will own approximately 6% of the outstanding stock of Encore after the transaction. There are also up to $10 million in future milestone payments that could be earned by, and paid to, the stockholders of BioHorizons, based on the performance of the acquired company through the year 2006. The merger is subject to the satisfaction of a number of conditions, including the filing and effectiveness of a registration statement with the Securities and Exchange Commission. The transaction has been approved by written consent of the holders of a majority of the outstanding stock of BioHorizons.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Encore intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will contain a prospectus and an information statement from BioHorizons. We urge you to read the prospectus and information statement when they become available, because they will contain important information. You will be able to obtain free copies of these documents, once available, at the SEC’s website at www.sec.gov and upon written request to Encore Medical Corporation, 9800 Medical Boulevard, Austin, Texas 78758, Attention: Harry Zimmerman.

We look forward to discussing this matter with you further, after Encore’s S-4 Registration Statement has become effective.

Sincerely,

/s/ Martha Bidez	/s/ R. Steven Boggan
Martha Bidez	R. Steven Boggan
Chairperson of the Board	President

For:	Encore Medical Corporation	FOR IMMEDIATE RELEASE
Contact:	Harry L. Zimmerman, Executive Vice President –General Counsel
(512) 832-9500
Harry_Zimmerman@encoremed.com

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Investors: Susan Noonan (212) 845-4252
Media: Brian Ritchie (212) 845-4269
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Encore Medical to Acquire BioHorizons Implant Systems, Inc.

ACQUISITION TO BE ACCRETIVE AND EXPAND SURGICAL IMPLANT PRODUCT OFFERING

May 18, 2004, Austin, Texas – Encore Medical Corporation (NASDAQ: ENMC) today announced that it has entered into a definitive agreement to acquire BioHorizons Implant Systems, Inc., a company that designs and distributes a broad line of dental implants and oral reconstructive products.

Under the terms of the agreement, Encore will acquire all of the outstanding common stock of BioHorizons for $5.2 million in cash and approximately 2.6 million shares of Encore common stock, representing a total current acquisition value of approximately $26 million. As a result, the current shareholders of BioHorizons will own approximately 6% of the outstanding stock of Encore after the transaction. There are also up to $10 million in future milestone payments that could be earned by, and paid to, the stockholders of BioHorizons, based on the performance of the acquired company through the year 2006. The merger is subject to the satisfaction of a number of conditions, including the filing and effectiveness of a registration statement with the Securities and Exchange Commission. The transaction is still subject to the approval of the shareholders of BioHorizons. Encore stockholders are not required to vote on or consent to the merger. BioHorizons will merge with and into a merger subsidiary of Encore. Encore expects the transaction to close during the third quarter of 2004. It is expected that the acquisition will contribute approximately $10 million in product sales during the remainder of 2004 after the closing of the transaction. Encore expects the acquisition to be accretive in 2004 and thereafter.

Based in Birmingham, Alabama, BioHorizons had sales of approximately $16 million in 2003. The company has combined many years of biomechanical research and clinical experience to develop the next generation of dental implants and oral reconstructive products. BioHorizons has developed dental implants including the Maestro™ System and the Maximus™ System. BioHorizons also distributes a line of tissue regeneration products including Grafton® DBM, and AlloDerm® Regenerative Tissue Matrix. Grafton is distributed under an exclusive license from Osteotech Inc. (NASDAQ: OSTE) and AlloDerm is distributed under an exclusive license from LifeCell Corp. BioHorizons also markets a complete line of surgical instruments and equipment for guided bone regeneration procedures, periodontology and implantology. First Albany Capital Inc. acted as financial advisor to BioHorizons on this transaction.

“This represents a logical expansion of our surgical implant business,” commented Kenneth W. Davidson, Chairman and Chief Executive Officer of Encore. “BioHorizons’ sales have grown approximately 35% per year over the past two years, which is more than triple the 8% to 10% growth rate for the overall dental implant market. The dental implant market is currently estimated to be $250 million in the U.S. and $750 million worldwide. As other orthopedic device companies, such as Zimmer Holdings (NYE: ZMH) and Biomet, Inc. (NASDAQ: BMET), have demonstrated, serving the dental implant market is a natural extension of the reconstructive joint implant business. Both Encore and BioHorizons bring a common focus on developing high quality products. We believe that BioHorizons will grow to be a significant player in the expanding dental implant market. We will welcome their employees to Encore. This acquisition is in keeping with our stated strategy to acquire accretive companies and products that expand our current medical device platforms.”

“Our business has expanded dramatically over the past several years,” said Steve Boggan, CEO of BioHorizons, who will remain with BioHorizons following the close of the acquisition. “Now with the support and resources that Encore offers, we are very confident that we will continue to expand our product offerings and distribution channels. This will enable us to continue to achieve significant market growth, coupled with increasing profitability.”

Encore Medical Corporation is a diversified orthopedic company that designs, manufactures, markets and distributes a comprehensive range of high quality orthopedic devices, sports medicine equipment and related products for the orthopedic industry. Based in Austin, Texas, Encore sells its products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who use its products to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. Encore offers a comprehensive suite of reconstructive joint products, trauma products and spinal implants. Through its Orthopedic Rehabilitation Division, Encore is a leading manufacturer and distributor of orthopedic rehabilitation equipment in the United States and markets a complete line of orthopedic soft goods, patient safety devices, and pressure care products. Encore is known for producing high quality, innovative products and continues to develop new products to meet the needs of the orthopedic community. For more information, visit www.encoremed.com

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Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as quarterly fluctuations in operating results, the timely availability of new products, the impacts of competitive products and pricing, the ability to continue to obtain long-term financing, and the ability to locate and integrate future acquisitions and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.

Additional Information About the Merger and Where to Find It:

In connection with the proposed merger transaction with BioHorizons Implant Systems, Inc., Encore intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will contain a prospectus and other relevant documents. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents, once available, at the Commission’s website at www.sec.gov and upon written request to Encore Medical Corporation, 9800 Medical Boulevard, Austin, Texas 78758, Attention: Harry L. Zimmerman.